16003540

D STATES
(CHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65385

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hedgebay Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

62 Post Road West
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Kurian 203-227-1987
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jared Herman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hedgebay Securities, LLC as of December 31 ______________, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

ELONA SHTOPAKU
Notary Public
Connecticut
My Commission Expires Aug 31, 2018

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (i) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [ ] (j) Exemption Report.
- [x] (k) An Oath or Affirmation.
- [ ] (l) A Copy of the SIPC Supplemental Report.
- [ ] (m) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For Conditions of Confidential Treatment of Certain Portions of this Filing, see Section 240.17a-5(e)(3).

HEDGEBAY SECURITIES, LLC

CONTENTS

CF ACCOUNTANTS CONSULTANTS 60 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Hedgebay Securities, LLC

We have audited the accompanying statement of financial condition of Hedgebay Securities, LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hedgebay Securities, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 10, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member:
CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

HEDGEBAY SECURITIES, LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	262,776
Commissions receivable		4,484
Property and equipment, net		5,328
Other assets		5,468
Total Assets	$	278,056

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	2,106
Member's equity		275,950
Total Liabilities and Member's Equity	$	278,056

The accompanying notes are an integral part of this financial statement

HEDGEBAY SECURITIES, LLC
Notes to Statement of Financial Condition
December 31, 2015

Note 1 - Summary of Significant Accounting Policies

Business Operations

Hedgebay Securities, LLC (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i). The Company operates as a Delaware Limited Liability Company. The Company is a wholly owned subsidiary of Hedgebay Holdings, LLC (the "Parent") and its parent has limited personal liability for obligations or debts of the entity. The Company was organized in November 2001 and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company's customers are located throughout the United States.

Commission Income

Investment banking revenues and related fees are recorded when all contractual obligations have been performed and the Company is reasonably assured of their collection.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over estimated useful lives of three years.

Receivable from Commissions

Commissions are generally collected in full within a month of invoicing. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Income Taxes

The Company is not subject to federal income taxes; the Parent is required to report its distributive share of the Company's realized income, gain, loss, deductions, or credits on its individual income tax return.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to five years from date of filing.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2015, the Company had net capital of $260,670 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to the Parent can be made under a capital distribution policy approved by the Company's managing member.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Property and Equipment

Property and equipment and related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Computer equipment	$ 11,053	$ (5,725)	$ 5,328

Note 5 - Concentration Risk

At various times throughout 2015, the Company had cash balances in excess of federally insured limits of at least $250,000 available to depositors under the FDIC's general deposit insurance rules. Deposits held in noninterest-bearing transaction accounts are aggregated with any interest-bearing accounts for the combined total coverage of at least $250,000.

Note 6 - Commitments and Contingencies

The Company leases office space under an operating lease expiring 2020. The lease is with an entity owned by certain members of the Parent. Future annual commitments under the current lease are as follows:

For the year ending December 31,	
2016	$44,528
2017	47,552
2018	51,532
2019	54,104
2020	37,248
Total	$234,964

Note 7 - Related Party Transactions

The Company and an affiliate are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous. The Company entered into a services agreement with an affiliate to allow the Company to access a proprietary website in order to facilitate purchases and sales in private investment funds between qualified investors. In addition to providing access to this website and the related investor information, the affiliate provides back office support to the Company. The agreement calls for an annual payment of $750,000, payable 30 days after the end of the year, however the Company may prepay all or a portion of this at its discretion.

Note 8 - Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers*, which provides guidance for revenue recognition. This ASU's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the company expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including judgements and changes in judgements, and retrospective or modified retrospective adoption. In August 2015, the FASB voted to delay the effective date of the ASU by one year. The ASU will now be effective commencing with the Company's year ending December 31, 2019. Early adoption of the ASU is allowed no sooner than the original effective date. The Company is currently assessing the potential impact of this ASU on its financial statements.

In August 2014, the FASB issued ASU 2015-15, *Presentation of Financial Statements – Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*, which requires management to evaluate whether there are conditions or events that raise substitutional doubt about the entity's ability to continue as a going concern within one year after the effective date that the financial statements are issued or are available to be issued. This ASU also requires management to disclose certain information depending on the results of the going concern evaluation. The provisions of this ASU are effective for the Company's annual reporting period ending December 31, 2016. Early adoption is permitted. The Company expects no material effect on its financial statements.

HEDGEBAY SECURITIES, LLC

Statement of Financial Condition

December 31, 2015

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hedgebay Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

62 Post Road West
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Kurian — 203-227-1987 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jared Herman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hedgebay Securities, LLC as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELONA SHTOPAKU
Notary Public
Connecticut
My Commission Expires Aug 31, 2018

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (i) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [ ] (j) Exemption Report.
- [x] (k) An Oath or Affirmation.
- [ ] (l) A Copy of the SIPC Supplemental Report.
- [ ] (m) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For Conditions of Confidential Treatment of Certain Portions of this Filing, see Section 240.17a-5(e)(3).

HEDGEBAY SECURITIES, LLC

CONTENTS

CF ACCOUNTANTS CONSULTANTS 60 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Hedgebay Securities, LLC

We have audited the accompanying statement of financial condition of Hedgebay Securities, LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hedgebay Securities, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 10, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

HEDGEBAY SECURITIES, LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	262,776
Commissions receivable		4,484
Property and equipment, net		5,328
Other assets		5,468
Total Assets	$	278,056

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	2,106
Member's equity		275,950
Total Liabilities and Member's Equity	$	278,056

The accompanying notes are an integral part of this financial statement

HEDGEBAY SECURITIES, LLC
Notes to Statement of Financial Condition
December 31, 2015

Note 1 - Summary of Significant Accounting Policies

Business Operations

Hedgebay Securities, LLC (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i). The Company operates as a Delaware Limited Liability Company. The Company is a wholly owned subsidiary of Hedgebay Holdings, LLC (the "Parent") and its parent has limited personal liability for obligations or debts of the entity. The Company was organized in November 2001 and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company's customers are located throughout the United States.

Commission Income

Investment banking revenues and related fees are recorded when all contractual obligations have been performed and the Company is reasonably assured of their collection.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over estimated useful lives of three years.

Receivable from Commissions

Commissions are generally collected in full within a month of invoicing. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Income Taxes

The Company is not subject to federal income taxes; the Parent is required to report its distributive share of the Company's realized income, gain, loss, deductions, or credits on its individual income tax return.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to five years from date of filing.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2015, the Company had net capital of $260,670 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to the Parent can be made under a capital distribution policy approved by the Company's managing member.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Property and Equipment

Property and equipment and related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Computer equipment	$ 11,053	$ (5,725)	$ 5,328

Note 5 - Concentration Risk

At various times throughout 2015, the Company had cash balances in excess of federally insured limits of at least $250,000 available to depositors under the FDIC's general deposit insurance rules. Deposits held in noninterest-bearing transaction accounts are aggregated with any interest-bearing accounts for the combined total coverage of at least $250,000.

Note 6 - Commitments and Contingencies

The Company leases office space under an operating lease expiring 2020. The lease is with an entity owned by certain members of the Parent. Future annual commitments under the current lease are as follows:

For the year ending December 31,	
2016	$44,528
2017	47,552
2018	51,532
2019	54,104
2020	37,248
Total	$234,964

Note 7 - Related Party Transactions

The Company and an affiliate are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous. The Company entered into a services agreement with an affiliate to allow the Company to access a proprietary website in order to facilitate purchases and sales in private investment funds between qualified investors. In addition to providing access to this website and the related investor information, the affiliate provides back office support to the Company. The agreement calls for an annual payment of $750,000, payable 30 days after the end of the year, however the Company may prepay all or a portion of this at its discretion.

Note 8 - Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers*, which provides guidance for revenue recognition. This ASU's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the company expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including judgements and changes in judgements, and retrospective or modified retrospective adoption. In August 2015, the FASB voted to delay the effective date of the ASU by one year. The ASU will now be effective commencing with the Company's year ending December 31, 2019. Early adoption of the ASU is allowed no sooner than the original effective date. The Company is currently assessing the potential impact of this ASU on its financial statements.

In August 2014, the FASB issued ASU 2015-15, *Presentation of Financial Statements – Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*, which requires management to evaluate whether there are conditions or events that raise substitutional doubt about the entity's ability to continue as a going concern within one year after the effective date that the financial statements are issued or are available to be issued. This ASU also requires management to disclose certain information depending on the results of the going concern evaluation. The provisions of this ASU are effective for the Company's annual reporting period ending December 31, 2016. Early adoption is permitted. The Company expects no material effect on its financial statements.